Exhibit 14

ATMOSPHERIC GLOW TECHNOLOGIES, INC.

CODE OF ETHICS FOR SENIOR AND FINANCIAL OFFICERS

Atmospheric Glow Technologies, Inc. (“AGT” or “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Chief Executive Officer, President/COO and Vice President of Finance (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policy and procedures to guide in the performance of associated duties.

Each Senior Officer must not only comply with applicable law, but must also engage in and promote honest and ethical conduct and other Company policies and procedures that govern the conduct of our business. Specific leadership responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

Each Senior Officer is required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.”

Conflicts Of Interest

A conflict of interest occurs when private interests interfere in any way, or even appear to interfere, with the interests of the Company. Each Senior Officer is obligated to conduct the business of AGT in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and business relationships. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, each Senior Officer must make full disclosure of all facts and circumstances to, and obtain the prior approval of the Board of Directors.

Disclosures

It is AGT policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Each Senior Officer is required to promote compliance with this policy by all employees and to abide by company standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If a Senior Officer knows of, or suspects, a violation of applicable laws, rules or regulations or this Code of Ethics, he or she must immediately report that information to any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If a Senior Officer would like to seek a waiver of the Code of Ethics, he or she must make full disclosure of his/her particular circumstances to any member of the Board of Directors. Changes in and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to, nor does it create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity. Signature below acknowledges each Senior Officer’s understanding and commitment to this Code of Ethics.

Date: July 10, 2006

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